UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-29452

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Abraham Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3724 47th Street Ct
(No. and Street)

Gig Harbor	WA	98335
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kye Abraham	(253) 851-7486	abeco@abrahamco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Victor Mokuolo CPA PLLC
(Name – if individual, state last, first, and middle name)

8990 Kirby Drive Ste 220	Houston	TX	77054
(Address)	(City)	(State)	(Zip Code)

	6771
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kye Abraham, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Abraham Securities Corporation, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Kye A Abraham — Digitally signed by Kye A Abraham Date: 2026.03.30 10:39:11 -07'00'

Title:
President

Nanette K Abraham — Digitally signed by Nanette K Abraham Date: 2026.03.30 10:59:54 -07'00' Adobe Acrobat version: 2025.001.21288

Notary Public

NANETTE KAY ABRAHAM
39698
NOTARY
PUBLIC
STATE OF WASHINGTON

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABRAHAM SECURITIES CORPORATION

FINANCIAL STATEMENTS

December 31, 2025

C O N T E N T S

Report of Independent Registered Public Accounting Firm

To: The Stockholder   REPLACED IN PDF FINAL
Abraham Securities Corporation

Opinion on the Financial Statements

We have audited the financial statements of Abraham Securities Corporation ("the Company"), which comprise the statement of financial condition as of December 31, 2025, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2025, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Abraham Securities Corporation as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's ability to continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not completed its efforts to establish sufficient revenue to cover operating expenses, and has suffered recurring losses from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1, Going Concern, to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information, which is comprised of Schedule I, Computation of Net Capital, under Securities and Exchange Commission ("SEC") Rule 15c3-1, Schedule II, Computation for Determination of the Reserve Requirements, and Schedule III, Information relating to the Possession or Control Requirements, both under SEC Rule 15c3-3 have been subject to audit procedures performed in

conjunction with the audit of Abraham Securities Corporation's financial statements. The Supplemental Information is the responsibility of Abraham Securities Corporation's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with C.F.R. 240.17a-5. In our opinion, the Schedule I, Computation of Net Capital, under SEC Rule 15c3-1 Schedule II, Computation for Determination of the Reserve Requirements, and Schedule III, Information relating to the Possession or Control Requirements both under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole..

Victor Mokuolu, CPA PLLC

We have served as Abraham Securities Corporation's auditor since 2022.

Houston, Texas,

March 31, 2026

ABRAHAM SECURITIES CORPORATION
Statement of Financial Condition

		December 31, 2025
ASSETS		
Current Assets		
Cash	$	1,040
Deposit with clearing organization		54,173
Prepaid expenses		1,045
Total Current Assets		56,258
TOTAL ASSETS	$	56,258
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$	14,045
Due to affiliates		29,574
Total Current Liabilities		43,619
Total Liabilities		44,635
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value, authorized 199,000 shares, 1 share issued and outstanding		1
Additional paid-in capital		138,694
Accumulated deficit		(126,056)
Total Stockholder's Equity		12,639
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	56,258

The accompanying notes are an integral part of these financial statements.

ABRAHAM SECURITIES CORPORATION
Statement of Operations

	For the Year Ended December 31, 2025
OPERATING EXPENSES	
General and administrative expense	$ 2,792
Professional fees	23,555
Regulatory and license expense	7,168
Total Operating Expenses	33,515
OTHER INCOME	
Interest income	1,294
LOSS BEFORE INCOME TAXES	(32,221)
INCOME TAX EXPENSE	-
NET LOSS	$ (32,221)

The accompanying notes are an integral part of these financial statements.

6

ABRAHAM SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2024	1	$ 1	$ 118,694	$ (93,835)	$ 24,860
Capital contributions	-	-	20,000	-	20,000
Net loss for year ended December 31, 2025	-	-	-	(32,221)	(32,221)
Balance at December 31, 2025	1	$ 1	$ 138,694	$ (126,056)	$ 12,639

The accompanying notes are an integral part of these financial statements.

7

ABRAHAM SECURITIES CORPORATION
Statement of Cash Flows

	For the Year Ended December 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (32,221)
Changes in operating assets and liabilities:	
Increase in deposit with the clearing organization	(1,293)
Increase in prepaid expenses	(1,045)
Increase in due from affiliate	4,607
Increase in accounts payable	10,008
Net Cash Used in Operating Activities	(19,944)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	20,000
Net Cash Provided by Financing Activities	20,000
NET INCREASE IN CASH	56
CASH, BEGINNING OF YEAR	984
CASH, END OF YEAR	$ 1,040
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
CASH PAID FOR:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

8

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The financial statements presented are those of Abraham Securities Corporation, a Washington corporation, (the "Company").

Abraham Securities Corporation is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and with the State of Washington. The Company currently has no clients and was in a startup mode of operations throughout the year. It did not engage in securities business during the year. The Company's Chief Compliance Officer, Kye Abraham, is also the sole shareholder of Abraham & Co., Inc. (a Registered Investment Adviser) which is the Company's majority shareholder. The Company's office is located in Gig Harbor, Washington.

Effective April 15, 2019 Abraham Securities Corporation separated its FINRA registration from its majority shareholder, Abraham & Co., Inc. Abraham Securities Corporation is a registered Broker Dealer with FINRA, SEC and SiPC.

All securities transactions are cleared through another broker/dealer (Wedbush Securities) on a fully disclosed basis. The Company does not receive or hold funds of private placement subscribers or securities of issuers and does not hold client/customer funds or securities. The Company does not make markets in securities.

Revenue Recognition

Upon commencement of operations the Company anticipates generating revenue from commissions received from its customers for the sale and purchase of securities. These transactions will be conducted through the clearing firm, Wedbush Securities, which will hold all customer assets.

The Company records revenue in accordance with Financial Accounting Standards Board Accounting Series Update No. 2014-09, *Revenue from Contracts with Customers: Topic 606* ("ASU 2014-09"), to supersede nearly all existing revenue recognition guidance, requiring an entity to recognize revenue to reflect the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for that good or service. The guidance was effective for the Company January 1, 2020, when the Company adopted ASU 2014-09 using the cumulative effect approach, with no material impact on the Company's measurement or recognition of revenue.

Going Concern

ABRAHAM SECURITIES COPRORATION
Notes to Financial Statements
December 31, 2025

We have not attained profitable operations and are dependent upon the continued financial support from our shareholder, the ability to raise financing, and the attainment of profitable operations from our future business. These factors raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management's plan includes obtaining additional funds from our shareholder; however, there is no assurance of additional funding being available. The ongoing expenses of the Company will be related to regulatory expenses for mandatory filing requirements including our reporting requirements under the Securities Exchange Act of 1934.

Securities Transactions

All securities are carried at fair market value. Gains or losses are determined using a first-in-first-out valuation methodology.

Fair Value Financial Instruments

Accounting Series Codification 820, *Fair Value Measurements* (ASC 820) and ASC 825, *Financial Instruments* (ASC 825)*,* requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's assets consist principally of cash on deposit with its clearing firm in short-term money market instruments and prepaid expenses. Pursuant to ASC 820 and 825, the fair value of cash and trading marketable securities are determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical

assets. The recorded values of all other assets approximate their current fair values because of their nature and respective maturity dates or durations.

Recently Issued Accounting Pronouncements

The Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on its accompanying financial statements.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The is no provision (benefit) for income taxes for the year ended December 31, 2025.

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Deposit with Clearing Organization

Restricted Cash is subject to the terms of a clearing deposit agreement with Wedbush Securities. A required minimum deposit of $50,000 must be maintained for this purpose and may not be used for general corporate obligations except in the case of calculating Net Capital. Amounts in excess of the required minimum deposit may be used or withdrawn by the Company.

Concentration of credit risk

The Company maintains cash balances at financial institutions (clearing firm) whose accounts are insured by the Securities Investor Protection Corporation ("SiPC") and in certain cases the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $11,595 which was $6,595 in excess of its required net capital of $5,000.

Reconciliation to FOCUS. Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual Report of Independent Registered Public Accounting Firm for the period ending December 31, 2025 is not materially different from the net capital computation contained in the Company's unaudited FOCUS Report IIA for the period ending December 31, 2025.

NOTE 3 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer or the clearing firm who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 4 - RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company owed $29,574 to MSC for advances made on behalf of the Company. At that date, MSC was in the process of completing a transaction to acquire a minority ownership interest in the Company. This transaction was not consummated and was subsequently terminated in March 2026, prior to the issuance of the Company's audited financial statements. See Note 7 for additional information.

NOTE 5 - NOTES PAYABLE

None

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments or contingencies.

ABRAHAM SECURITIES COPRORATION
Notes to Financial Statements
December 31, 2025

NOTE 7 - FAILED SALE OF COMPANY BY SUBSIDIARY

During August 2024, the Company's sole shareholder, Abraham & Co., Inc., entered into a Broker-Dealer Purchase Agreement ("PA") to sell the Company to a third party. The PA called for the payment of $80,000, including a $20,000 non-refundable deposit, with the remainder due upon closing of the PA conditioned upon receiving FINRA approval for the change of ownership. On March 3, 2026, after a lengthy FINRA application process Abraham & Co. was informed that the purchaser declined to close the transaction and would not be making the final purchase payment. Thereafter, all parties mutually agreed to terminate the PA and waive all claims to any further payments or rights under the terms of the PA. As a result of the failed PA, Abraham & Co. kept the $20,000 non-refundable security deposit.

NOTE 8 - SUBSEQUENT EVENTS

Management performed an evaluation of Company activity through March 31, 2026 and concluded there are no other further events requiring disclosure through the date these financial statements are issued.

SCHEDULE I
ABRAHAM SECURITIES COPRORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2025

NET CAPITAL

Total stockholder's equity		$ 12,639
Deductions and Charges		
Non-allowable assets:		-
Prepaid assets		(1,045)
Total Deductions and Charges		(1,045)
Net Capital Before Haircuts on Security Position		11,594
Net Capital		$ 11,954
Aggregate Indebtedness (A.I.)		
Accounts payable	14,045	
Due to affiliates	29,574	
Total Aggregate Indebtedness		$ 43,619
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 2,909
(b) Minimum per capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Excess Net Capital		$ 6,954
Excess Net Capital at 10000% (Net Capital – 10% of A.I.)		$ 2,232
Ration of A.I. to Net Capital		3.76

SCHEDULE II
ABRAHAM SECURITIES COPRORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMEBER 31, 2025

Abraham Securities Corporation operated under the exemptive provision of paragraph(k)(2)(ii) of SEC Rule 15c3-3

SCHEDULE III
ABRAHAM SECURITIES COPRORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMEBER 31, 2025

If an Exemption from Rule 15c3-3 is claimed, identify below the Section upon which such exemption is based (check only one):

A. $2,500 Capital Category, As per rule 15c3-1 _____

B. Special Account for the exclusive benefit of Customer's maintained _____

C. All customer transactions cleared through another Broker-Dealer on a fully disclosed basis. Name of Clearing Firm – Wedbush Securities _____N/A_____

D. Exempted by order of the Commission _____

VICTOR MOKUOLU, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax

Report of the Independent Registered Public Accounting Firm

To: Stockholder
Abraham Securities Corporation

We have reviewed management's statements, included in the accompanying Abraham Securities Corporation's (the "Company") Exemption Report ("Exemption Report") pursuant to SEC Rule 17a-5, in which the:

- Company identified that it claimed an exemption under the provision of 17 C.F.R. 240.15c3-3(k)(2)(ii).
- Company states that it met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the fiscal year ended December 31, 2025, without exception.

Abraham Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Abraham Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)/ii) of Rule 15c3-3 under the Securities Exchange Act of 1934. Accordingly, the reconciliation required in accordance with Paragraph (d)(4) of Rule 17a-5, was not prepared between the net capital and reserve computations in the Report of the Independent Registered Public Accounting Firm and those in the most recent Form X-17A-5 Part II-a.

Victor Mokuolu, CPA PLLC

Houston, Texas

March 31, 2026

Abraham Securities Corporation

EXEMPTION REPORT
2025

Abraham Securities Corporation ("Company") is a registered Broker/Dealer subject to SEC Rule 17a5(d)(i)(B)(2) ("the Rule"). This Exemption Report was prepared as required by the Rule. To the best of its knowledge and belief, the Company states the following;

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provision 17 C.F.R. 240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout its most recent fiscal year without exception.

Abraham Securities Corporation

I, Kye Abraham, swear (or affirm) that to the best of my knowledge and belief, the above Exemption Report is true and correct.

By: Kye A Abraham
Digitally signed by Kye A Abraham
Date: 2026.03.31 14:14:43 -07'00'
Adobe Acrobat version:
2025.001.21288

Date: March 31, 2026

Title: President